Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NuEyes Technologies, Inc.
120 Newport Center Drive #232
Newport Beach, CA 92660
https://www.nueyestech.com/

Up to $1,069,926.00 in Class A Common Stock at $43.00
Minimum Target Amount: $9,976.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NuEyes Technologies, Inc.
Address: 120 Newport Center Drive #232, Newport Beach, CA 92660
State of Incorporation: CA
Date Incorporated: January 01, 2016

Terms:

Equity

Offering Minimum: $9,976.00 | 232 shares of Class A Common Stock
Offering Maximum: $1,069,926.00 | 24,882 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $43.00
Minimum Investment Amount (per investor): $258.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks</u>

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume Based Perks

$1,000+

Investment

NuEyes T-shirt and Mug

$2,000+

Investment

NuEyes T-shirt and Mug, 20% discount on all products.

$5,000+

Investment

NuEyes T-shirt and Mug , 5% bonus shares, complimentary Pro 3 or e2+

$10,000+

Investment

NuEyes T-shirt and Mug ,10% bonus shares,complimentary Pro 3 or e2+, phone call with CEO to discuss future products. "You can change the world with us"!

$25,000+

Investment

NuEyes T-shirt and Mug , 20% bonus shares, your choice of (2) Pro 3's or e2+s. Tour of NuEyes Offices and lunch with the CEO and Founder.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NuEyes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A common stock at $ 43 / share, you will receive 110 shares of common stock, meaning you'll own 11 shares for $430. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

NuEyes is a technology company that provides vision where it matters most. Our patented augmented reality technology smart glass technology addresses low vision and medical, enterprise, government as well as telepresence solutions. Our hybrid B2B/B2C model includes over 50 resellers including state and federal agencies and has enabled us to have sold thousands of units and obtain year-over-year growth. As we move into 2021 we have 25+ approved pilot studies in the enterprise space with many fortune 100 companies.

Competitors and Industry

Industry

Based on research completed by statista.com, the worldwide market size for augmented reality is forecasted to increase drastically in the next few years. Over the period from 2017 to 2025, the augmented reality market size is estimated to increase by over 195 billion U.S. dollars, increasing from roughly 3.5 billion in 2017 to over 198 billion U.S. dollars in 2025 (Source: https://www.statista.com/statistics/897587/world-augmented-reality-market-value/).

Competition

Competitors vary within the industry and include Esight Eyewear, Irisvision and Nreal. Where NuEyes differs from these aforementioned companies is that NuEyes has successfully launched multiple products in the marketplace and has addressed multiple use cases in augmented reality, which has enabled the company to have multiple streams of income compared to just one. Our competitors either address a consumer market that is not quite mature enough or they only serve the niche market for low vision.

Current Stage and Roadmap

Current Development

We have two products in the market and are launching two updated versions in early 2021. We continue to grow our distribution footprint with many Fortune 500 companies and are also concentrating on a hybrid b2c model.

Future Roadmap

In the next 60 days we look to accomplish the following:

- Launch of the Pro 3 and e2+ models;

- Launch a partnership with Cox Communications;

- Launch of the Pro 3 USB C Model;

- Finalize the NuLoupes design; and

- Launch Pilot Programs with UPS and T-Mobile.

The Team

Officers and Directors

Name: Mark Greget

Mark Greget's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer (CEO)

Dates of Service: January 01, 2016 - Present
Responsibilities: Mr. Greget's primary role as the CEO includes making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. He also leads product development efforts. His executive compensation per the operating agreement is 17K a month.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the NuEyes Technologies Inc. also referred to as "we", "us", "our", or "Company", involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

No Assurance of Success; Start-Up
There is no assurance that the Company will be successful. The success of the business will depend, in large part, on the ability of the Company to attract customers. There is no assurance that the goal of attracting customers will be obtained in view of the highly competitive nature of the healthcare industry. Although it is believed by the Company that potential customers will be attracted to use the present focus on mobile headworn computing and augmented, virtual and mixed reality hardware, there is no assurance that potential customers will be attracted to the product or future products of the Company. If the Company does not attract these potential customers, its cash flow and revenue projections will be materially and adversely affected. Furthermore, there is no assurance that the business will obtain a specific level of profitability or that the shareholders will receive any return on their investment. Moreover, the failure of profitability of the business of the Company will not be offset by other profitable businesses due to lack of diversification in the Company's present business objective. A delay in start-up of operations will also significantly reduce the potential rate of return to a purchaser.

Licensure; Limits on Types of Services and Ventures.
The ability of the Company to provide certain services and engage in certain profitable ventures may be limited by certain laws, rules and regulations. New licensing and certification requirements may, for example, prevent or limit the Company's ability to establish (or provide) services or manufacture products. Also, future health planning requirements may limit the ability of the Company to open up, expand or modify its services or products. Furthermore, the scope of services and products provided by the Company may be limited by provisions in the law prohibiting investment relationships between referring physicians and certain entities. Furthermore, health care laws and regulations could restrict the ability of physicians to invest in entities such as the Company. Any change in health care laws and regulations could have a significant adverse impact on the ability of the Company to continue its business.

Potential Need for More Capital - Dilution.
The capital and operating requirements for the Company may be met through the sale of securities and through debt financing. It is possible that the Company will require additional capital or funds in order to operate or commence its business. This could result in the dilution of the purchasers' ownership and interests in profits and losses. Debt financing is becoming more expensive and there is no assurance that debt in sufficient amounts or on reasonable terms will be available.

Competition from Persons and Entities
Several persons and entities have and are expected to become engaged in, or may become engaged in, providing a similar sales and software development with a present focus on mobile headworn computing and augmented, virtual and mixed reality hardware, many of which may have greater financial resources, personnel support and experience than that of the Company. This can include competition from physicians as well as through competition by third parties, including local hospitals. Further, the Company will be in competition with entities providing similar services to attract and retain key medical and non-medical personnel to obtain expertise and assist with sales. The business of the Company may be materially harmed by any inability to attract and retain such key personnel. The Company's current competitors use current technology (versus the headworn technology), which requires larger amounts of space, are not internet enabled and require installation specialists to install the products at the customers' home. The current technology is not portable. Technology is in a continuing state of change, with new technologies being introduced and old techniques becoming obsolete. There can be no assurance that the technology or services utilized and sold by the Company will not be rendered obsolete by advances in similar or related software or hardware, or that the Company will be able to finance or lease additional equipment or obtain the personnel necessary to remain competitive should its technology become obsolete.

Possible Insufficiency of Revenues Generated by the Company to Pay Expenses.
There is no assurance that the operating expenses of the Company will exceed the revenues generated by the Company. In such case, the Company may lose money.

Governmental Regulation.
The health care and technology industry is heavily regulated and changes in laws and regulations can be significant. The establishment, marketing and operation of the sales and software development with a present focus on mobile headworn computing and augmented, virtual and mixed reality hardware is subject to various federal and state regulations, including laws and regulations prohibiting the practice of medicine by non- physicians, prohibitions, concerning the kickback rebate or division of fees between physicians and non-physicians, the receipt or offering of remuneration as an inducement to refer patients, false claims and the manner in which prospective patients may be solicited.

Absence of Public Market for the Securities.
An investment in the securities of the Company involves substantial risk. Prior to this Offering there has been no public market for the securities and at this time it is not

anticipated that one will develop. Moreover the securities have not been registered under the Securities Act or the Exchange Act or under any state securities act in reliance upon the Company's intended compliance with the exemption provisions of Regulation D and Rule 506 promulgated in accordance with the Securities Act, and in reliance upon the exemption from registration provided by Sections 25102(f) or 25102.1(d) of the California Corporate Securities Law of 1968, as amended and exemptions from registration provided by these securities laws of certain additional states. Accordingly, the securities cannot be sold unless they are so registered or unless an exemption from such registration is available. The securities will be evidenced by a certificate of shares. Such certificates will contain a legend thereon which shall state that the securities evidenced thereby are subject to certain restrictions on transfer. There is no present plan to register the securities in the future. Consequently, Purchasers may not be able to liquidate their investment in the event of an emergency or for any other reason. Such factors may also limit the price at which a purchaser may be able to obtain on resale of his or her securities. Accordingly, the purchase of securities offered pursuant to this Memorandum is suitable only for persons of adequate financial means who have no need for liquidity with respect to their investment and who are capable of suffering a loss of their entire investment in any securities purchased.

Dependence on Relationship between the Company and Mark Greget.
The Company anticipates that, for the foreseeable future, the Company will be largely dependent upon the consulting and advisory efforts provided by Mark Greget. The Company may be unable to find an adequate replacement to provide such services on behalf of the Company.

Liability and Insurance; Uninsured Losses.
The Company's business may expose it in possible claims for personal, injury or death resulting from medical accidents. The Company intends to carry comprehensive insurance sufficient to cover possible future claims, including, liability and certain types of extended coverage, including business interruption coverage. Nevertheless, the Company may incur losses due to risk against which it cannot insure or against which it elects not to insure because of high premium costs or other reasons, such as earthquake coverage. Substantial uninsured liabilities to third parties may arise, the satisfaction of which could reduce the funds available for further operations of the Company and thereby cause the curtailment or termination of those operations. There can be no assurance that possible future claims will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Risks Associated with Forward-looking Statements.
The Company may provide certain forward-looking statements. The forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that there will be no material adverse competitive changes in conditions in the Company's business, and that there will be no material adverse change in the Company's operations or business or in governmental regulations affecting the Company. The foregoing assumptions are based on judgments with respect to among other things,

future economic, competitive and market conditions, and future business decisions, all of which are difficult to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying any forward- looking statements provided are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this Memorandum, there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. The availability of sufficient reasonable lending capital, and general economic conditions, including unemployment, growth in general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward- looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its other expenditures, which may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in the forward-looking information included in this Memorandum, the inclusion of such information should not be regarded as a representation that the Company's objectives or plans will be achieved.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Greget	196,586	Class A Common Stock	33.81

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 24,882 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 462,696 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis (571,453 shares) includes 537,453 shares issued and 44,000 shares to be issued pursuant to stock options.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 48,400 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding on a fully diluted basis is 581,453 shares. The total number of Class B Shares outstanding on a fully diluted basis (48,400 shares) includes 4,000 shares issued and 44,000 shares to be issued pursuant to stock options.

Class B - Common stock for employees and advisors without voting rights.

Class C Common Stock

The amount of security authorized is 4,000,000 with a total of 70,357 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Class C- Common stock but with anti-dilution rights

What it means to be a minority holder

As a minority holder of NuEyes Technologies Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 18,259
  Use of proceeds: Marketing and Sales
  Date: March 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

In 2019 we did see a slight dip in revenue from 2018 to 2019 due to switching manufacturing partners. Product profit margin in 2018 was around 50% and while it took a few months longer to launch a new product, we made up for it in 2019 with a profit margin of over 56%.

Cost of Sales

Cost of sales in 2019 was extremely low averaging only $15 per sale. We maintain favorable margins given our extensive reseller network. As we move into 2021 and expand our product line into government and enterprise markets the cost per sale should remain low as our reseller network expands.

Gross margins

From 2018 to 2019, we saw a 7.4% increase in gross profit margins. In 2021, we expect to see a 900% increase in sales. Although our product line has expanded to 4 products and now 4+ business verticals we will still maintain 50% or greater gross margins.

Expenses

From 2018 to 2019, we saw a reduction in costs of goods sold. As we head into 2021, expenses will likely increase but will coincide with a 900% increase in profitability.

Historical results and cash flows:

Historical results and cash flow are not representative of what investors should expect in the future. The Company expects cash flow to improve because of the launch of the Pro 3 AR smartglass product line as well as pilot studies ending on NuCall, which will move into paid subscriptions and SaaS revenue. We also expect to raise capital to support our inventory needs and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current capital resources available to the company is cash on hand, existing lines of credit from our board of directors if needed as well as sales from products that come in on a monthly basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used as growth capital for sales and marketing to accelerate product sales and growth. Other sources of capital include revenue generated by monthly sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company but needed to accelerate sales growth at a faster pace than we are currently experiencing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company is currently generating revenue and has expanded into other augmented reality solutions. With the current raise minimum, we will be able to continue the company on its growth trajectory.

How long will you be able to operate the company if you raise your maximum funding goal?

Reaching the maximum goal will allow us to accelerate growth in sales and marketing much quicker than without the funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At the moment, there aren't any additional future sources of capital available except for the existing lines of credit from our board of directors if needed as well as sales from products that come in on a monthly basis.

Indebtedness

- **Creditor:** Medical Device Partners
  Amount Owed: $130,014.00
  Interest Rate: 5.0%
  Contract note payable; interest at 5.00% per annum, maturing in February 2021, monthly payment of $10,040, uncollateralized.

- **Creditor:** Mystique Medical
  Amount Owed: $176,000.00
  Interest Rate: 10.0%
  All principal of these notes shall automatically convert (“Default Conversion”),

effective as of the day after the Maturity Date, into the number of shares equal to the amount of the principal of this Note divided by 80% of the price per share of Company stock ("Qualified Securities"), which such price shall be equal to the quotient of $15,000,000 divided by the aggregate number of outstanding shares, fully diluted, of the Company's stock immediately prior to the Maturity Date. On or before the Maturity Date, the Company shall pay Lender any accrued unpaid interest. If a Liquidation Event occurs prior to the Maturity Date, then upon the closing of such transaction, the notes will, at the election of the Company, become (a) due and payable as of the closing of such Liquidation Event; or (b) redeemable for a payment equal to the amount the Lender would have received had all principal then outstanding under the Note converted immediately prior to the Liquidation Event to Qualified Securities and shall be paid in the same form of consideration (e.g., a combination of cash and stock) received by other equity holders in the Liquidation Event and the Company shall pay Lender any accrued unpaid interest. "Liquidation Event" means (a) a sale or conveyance of all or substantially all of the assets of the Company (a "Sale"); or (b) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, reverse merger, or consolidation, but excluding a sale of securities of the Company in a financing transaction) (an "Acquisition"), unless the Company's shareholders of record as constituted immediately before the Sale or Acquisition will, immediately after the Sale or Acquisition (by virtue of securities issued asconsideration for the Company's Sale or Acquisition or otherwise, but not by virtue of securities held in another entity before the Sale or Acquisition) hold at least 50% of the voting power of the surviving or acquiring entity in approximately the same relative percentages after the Sale of Acquisition as before the Sale or Acquisition.

- **Creditor:** Economic Injury Disaster Loan SBA
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  In July 2020, the Company entered into an Economic Injury Disaster Loan with the U.S. Small Business Association, in the amount of $150,000. Interest accrues at 3.75% per annum, and the loan holds a term of thirty years. Monthly payments on this loan are $731 per month and the first loan payment is not due until July 2021.

- **Creditor:** Barbara Van Patten
  Amount Owed: $20,000.00
  Interest Rate: 0.14%
  In October 2020, the Company entered into a loan agreement with an individual in the amount of $20,000 at a rate of 0.14% per month. All principal and interest on this note is due in December 2020.

Related Party Transactions

- **Name of Entity:** Allyn Van Patten
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In 2019, the Company loaned a related party $73,613.
  Material Terms: The amount is due on demand and the Company anticipates being paid during the next year.

Valuation

Pre-Money Valuation: $25,002,479.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

We concluded our current pre-money valuation after careful consideration of NuEyes' business activity and on a discounted cash flow analysis of our past performance including filed tax returns as well as future projected sales for 2021, 2022, 2023, 2024, and 2025. We feel the company is worth at a minimum, a $25M pre-money valuation. Other contributing factors to our valuation include a granted blanket utility patent (US Patent #10,429,675; "System for Using Augmented Reality for Vision") that is currently being expanded to a multitude of new filings as well as a newly filed patent around our upcoming surgical product.

DCF is based on a blended Market Approach and standard Discounted Cash Flow Approach. The average of the two methods is indicated in each traunch. Market comparables are based on most recent investment, revenue, EBITDA and Net Income Multiples are the median on the industry-standard range. Discounts have been applied to the Valuation based upon Illiquidity, Control Premium and WACC.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,976.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  43.5%
  digital ads

- *Working Capital*
  20.0%
  We will be using this for additional marketing resources.

- *Company Employment*
  20.0%
  We have identified several key hires to grow our SaaS side of the business as well our B2B/B2C hybrid business model.

- *Inventory*
  13.0%
  We will house the Pro 3 and e2+ in our office for faster delivery times.

If we raise the over allotment amount of $1,069,926.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  43.5%
  We have experienced high organic growth and would like to add fuel to that fire to achieve over our 12M 2021 sales goal.

- *Working Capital*
  20.0%
  The working capital will be used further development of products that much quicker as well as additional marketing resources.

- *Inventory*
  13.0%
  We will have on hand additional inventory in order to fulfill orders that much quicker; in turn keeping customer satisfaction at a consistent level.

- *Company Employment*
  20.0%
  If we reach our maximum goal we will be able to hire more help for fulfillment freeing other employees to drive sales and marketing efforts faster.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than May 01 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nueyestech.com/ (No where).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nueyes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NuEyes Technologies, Inc.

[See attached]

NUEYES TECHNOLOGIES INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Nueyes Technologies Inc.
Newport Beach, California

We have reviewed the accompanying financial statements of Nueyes Technologies Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 16, 2021

NUEYES TECHNOLOGIES INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 8,404	$ 8,610
Accounts receivable, net	4,297	-
Inventory	12,625	42,000
Due from related party	73,613	-
TOTAL CURRENT ASSETS	98,939	50,610
PROPERTY AND EQUIPMENT		
Property and equipment, net	42,828	52,070
OTHER ASSETS		
Deposits	1,600	1,600
Intangible assets	5,000	5,000
	6,600	6,600
TOTAL ASSETS	$ 148,367	$ 109,280

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 43,477	$ -
Accrued interest - convertible note	38,419	18,926
Note payable - current portion	116,663	112,979
Convertible note	176,000	176,000
TOTAL CURRENT LIABILITIES	374,559	307,905
LONG-TERM LIABILITIES		
Note payable	13,351	89,343
TOTAL LONG-TERM LIABILITIES	13,351	89,343
TOTAL LIABILITIES	387,910	397,248
SHAREHOLDERS' EQUITY		
Common stock, see note 7	1,929,202	1,855,589
Accumulated deficit	(2,168,745)	(2,143,557)
TOTAL SHAREHOLDERS' EQUITY	(239,543)	(287,968)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 148,367	$ 109,280

See independent accountant's review report and accompanying notes to financial statements.

NUEYES TECHNOLOGIES INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 937,034	$ 1,012,566
COST OF GOODS SOLD	405,065	517,307
GROSS PROFIT	531,969	495,259
OPERATING EXPENSES		
Advertising and marketing	65,082	45,486
Commissions and fees	22,940	303,212
Depreciation expense	9,242	5,257
General and administrative	125,878	164,601
Legal and professional	30,546	65,334
Rent expense	44,115	52,989
Research and development	25,847	107,799
Salaries and wages	206,000	376,595
TOTAL OPERATING EXPENSES	529,650	1,121,273
NET OPERATING INCOME	2,319	(626,014)
OTHER INCOME/(EXPENSES)		
Interest expense	(27,507)	(24,532)
Interest income	-	10,146
TOTAL OTHER INCOME/(EXPENSES)	(27,507)	(14,386)
NET LOSS	$ (25,188)	$ (640,400)

See independent accountant's review report and accompanying notes to financial statements.

NUEYES TECHNOLOGIES INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Class A Common Stock		Class B Common Stock		Class C Common Stock			
	Shares	Amount	Shares	Amount	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, DECEMBER 1, 2018	454,242	$ 870,369	2,200	$ 220	70,365	$ 985,000	$ (1,503,157)	$ 352,432
Net loss							(640,400)	$ (640,400)
ENDING BALANCE, DECEMBER 31, 2018	454,242	$ 870,369	2,200	220	70,365	$ 985,000	$ (2,143,557)	$ (287,968)
Issuance of common stock	2,044	73,613	-	-	-	-	-	$ 73,613
Net loss	-	-	-	-	-	-	(25,188)	$ (25,188)
ENDING BALANCE, DECEMBER 31, 2019	**456,286**	**$ 943,982**	**2,200**	**$ 220**	**70,365**	**$ 985,000**	**$ (2,168,745)**	**$ (239,543)**

See independent accountant's review report and accompanying notes to financial statements.

NUEYES TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (25,188)	$ (640,400)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	9,242	5,257
(Increase) decrease in assets:		
Accounts receivable	(4,297)	-
Inventory	29,375	80,500
Due from related party	(73,613)	330,501
Increase (decrease) in liabilities:		
Accounts payable	43,477	-
Accrued interest on convertible notes	19,493	17,721
CASH USED FOR OPERATING ACTIVITIES	(1,511)	(206,421)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	-	(56,698)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(56,698)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of notes payable	(72,308)	160,847
Issuance of common stock	73,613	-
CASH PROVIDED BY FINANCING ACTIVITIES	1,305	160,847
NET DECREASE IN CASH	(206)	(102,273)
CASH AT BEGINNING OF YEAR	8,610	110,883
CASH AT END OF YEAR	$ 8,404	$ 8,610
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 8,014	$ 6,811
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

NUEYES TECHNOLOGIES INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019 AND 2018

1. Summary of Significant Accounting Policies

The Company
Nueyes Technologies Inc. (the "Company") was incorporated in the State of California on May 18, 2017. The Company specializes in developing glasses to assist individuals of the low vision community the chance to gain the ability of vision back. Additionally, the Company is veteran owned and has the mission to make the solutions for the visually impaired accessible to all individuals.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2019, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the product.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2019.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory related to finished goods was $12,625 and $42,000.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of a website domain. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over seven years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $937,034 and $1,012,566, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

At the end of 2019, the Company was involved in litigation with a former employee concerning certain threatened disclosures of trade secrets and payment of wages claimed to be due. The Company expects to settle this litigation, ensuring the integrity of its trade secret protection and its intellectual property, but conceding some portion of the wage claim in order to minimize potential costs of litigation. The amount of the claim cannot be reasonable estimated and the accrual is not included in the financial statement.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019 and 2018:

Property and equipment at cost:	2019	2018
Furniture and equipment	$ 14,495	$ 14,495
Vehicles	46,698	46,698
	61,193	61,193
Less: Accumulated depreciation	18,365	9,123
Total	$ 42,828	$ 52,070

4. **Convertible Notes**

In 2017, a convertible note was issued for $176,000 with 10% APRs and a maturity date in 2019.

All principal of these notes shall automatically convert ("Default Conversion"), effective as of the day after the Maturity Date, into the number of shares equal to the amount of the principal of this Note divided by 80% of the price per share of Company stock ("Qualified Securities"), which such price shall be equal to the quotient of $15,000,000 divided by the aggregate number of outstanding shares, fully diluted, of the Company's stock immediately prior to the Maturity Date. On or before the Maturity Date, the Company shall pay Lender any accrued unpaid interest.

If a Liquidation Event occurs prior to the Maturity Date, then upon the closing of such transaction, the notes will, at the election of the Company, become (a) due and payable as of the closing of such Liquidation Event; or (b) redeemable for a payment equal to the amount the Lender would have received had all principal then outstanding under the Note converted immediately prior to the Liquidation Event to Qualified Securities and shall be paid in the same form of consideration (e.g., a combination of cash and stock) received by other equity holders in the Liquidation Event and the Company shall pay Lender any accrued unpaid interest. "Liquidation Event" means (a) a sale or conveyance of all or substantially all of the assets of the Company (a "Sale"); or (b) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, reverse merger, or consolidation, but excluding a sale of securities of the Company in a financing transaction) (an "Acquisition"), unless the Company's shareholders of record as constituted immediately before the Sale or Acquisition will, immediately after the Sale or Acquisition (by virtue of securities issued as

4. **Convertible Notes (continued)**

consideration for the Company's Sale or Acquisition or otherwise, but not by virtue of securities held in another entity before the Sale or Acquisition) hold at least 50% of the voting power of the surviving or acquiring entity in approximately the same relative percentages after the Sale of Acquisition as before the Sale or Acquisition.

5. **Due From Related Party**

In 2019, the Company loaned a related party $73,613. The amount is due on demand and the Company anticipates being paid during the next year.

6. **Notes Payable**

Debt consisted of the following at December 31, 2019 and 2018:

	2019	2018
Contract note payable; interest at 5.00% per annum, maturing in February 2021, monthly payment of $10,040, uncollateralized.	$ 130,014	$202,322
Less: Current portion of notes payable	116,663	112,979
Long term portion of notes payable	13,351	89,343

Maturity of the note payable is as follows:

December 31, 2020	$ 116,663
December 31, 2021	13,351
	$ 130,014

7. **Equity**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares of Class A, 1,000,000 Class B, and 4,000,000 of Class C, at no par value per share. As of December 31, 2019, and 2018, the following shares have been issued and are outstanding.

Common stock consisted of the following at December 31, 2019 and 2018:

	2019	2018
Class A Common Stock	456,286	454,242
Class B Common Stock	2,200	2,200
Class C Common Stock	70,365	70,365

7. Equity (continued)

Equity Incentive

The Company's 2017 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of Class B common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2019, and 2018, 44,000 options have been granted under the plan and only 2,200 shares have been exercised at $0.10 per share.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on May 18, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

In July 2020, the Company entered into an Economic Injury Disaster Loan with the U.S. Small Business Association, in the amount of $150,000. Interest accrues at 3.75% per annum, and the loan holds a term of thirty years. Monthly payments on this loan are $731 per month and the first loan payment is not due until July 2021.

In October 2020, the Company entered into a loan agreement with an individual in the amount of $20,000 at a rate of 0.14% per month. All principal and interest on this note is due in December 2020.

During 2020, the Company issued 8,800 shares of Class B common stock. Additionally, the Company issued 7,296 shares of Class C common stock.

The Company has evaluated subsequent events through February 16, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

NuEyes

Wearable Technology of the Future


Augmented Reality
Empowering Vision for All
NuEyes

Website · Newport Beach, CA · HEALTH TECH · TECHNOLOGY

$83,210 raised

89 Investors	$25M Valuation
$43.00 Price per Share	$258.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	25 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

NuEyes is a veteran owned technology company that enhances vision where it matters most! Utilizing its patented smart glass solutions, NuEyes addresses a multitude of augmented reality markets including low vision and medical, training, government, and enterprise.

Overview | Team | Terms | Updates 15 | Comments | Follow

Reasons to Invest

- Seasoned omni channel reseller partnerships currently generating revenue. Secured $3.6 million in revenue LTD (Life to Date).
- Partnered and launching 20+ approved pilot studies with Fortune 500 companies.
- Entering a growing AR & VR market, estimated to be $161.1 Billion by 2025.

OVERVIEW

We enhance vision where it matters most

As its first use case NuEyes built a series of augmented and virtual reality smart glasses with its strategic partners and manufacturers to enable and support the lives of people with impaired vision.



NuEyes Smartglasses

We help give the gift of sight to those who are legally blind

Our founders, who have extensive backgrounds in med tech specific to assistive technology, recognized that current technology addressed only a few of the patient needs. As any good tech story starts, NuEyes was founded in their garage in 2013 with working prototypes and basic software algorithms that were then tested out by the same patients for validation before the company was officially launched in 2016. We have now scaled to four key products with a fifth coming in 2021.

Rewards

Get rewarded for investing more into NuEyes:

$258+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+ Investment
First Tier
NuEyes T-shirt and Mug

$2,000+ Investment
Second Tier
NuEyes T-shirt and Mug, 20% discount on all products.

$5,000+ Investment
Third Tier - 5% bonus shares
NuEyes T-shirt and Mug , 5% bonus shares, complimentary Pro 3 or e2+

$10,000+ Investment
Fourth Tier - 10% bonus shares
NuEyes T-shirt and Mug ,10% bonus shares,complimentary Pro 3 or e2+, phone call with CEO to discuss future products. "You can change the world with us"!

$25,000+


STARTUP
+HEALTH
FESTIVAL
#startuphealth

NuEyes helps real people with everyday problems. We have achieved Product-Market-Fit with our partnership announcement with Comcast which generated over 9M views in less than 3 months with specially curated stories from our users.


"I felt like I had to go
blind to be able to see"

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE PROBLEM

Ineffective, unattainable solutions for visual impairment

There are currently over 280 million people in the world with severe visual impairment, a number that is expected to grow over 72% in the next 10 years (source). With such a large number and anticipated growth rate - there is a lack of accessible technology that truly serves as a solution to this population.


280M
people in the world with severe visual impairment
Expected to grow over
72%
In the next
10 yrs

Existing solutions for the visually impaired are often ineffective, inefficient, hard to obtain, and financially unreachable. Advanced technologies are frequently too expensive, leaving a large part of the low vision community without the best resources possible.


Existing Solutions
$$$
Ineffective
Inefficient
Hard to obtain
Financial unreachable

Investment

Fifth Tier - 20% bonus shares

NuEyes T-shirt and Mug , 20% bonus shares, your choice of (2) Pro 3's or e2+s. Tour of NuEyes Offices and lunch with the CEO and Founder.


Leaving a large part of
the low vision community
without the best resources

THE SOLUTION

Augmented Reality Empowering Vision for All!

To address this growing population of severely visually impaired people, we create technology that is accessible, effective, and affordable. Our solutions help people visually connect with loved ones, conduct day-to-day life more easily , and communicate more safely.





We offer four different smart glasses solutions that address the various needs of the visually impaired. Our glasses are lighter, faster, less expensive, more flexible, and have a broader range of features than other solutions on the market.


Our Products
Accessible
Effective
Affordable

Our omnichannel distribution channel and B2C model drives steady revenue, propelling our growth. We uniquely offer reimbursement through the state, federal, VA, insurance, as well as two internal financing programs, making this a more accessible option without sacrificing quality.





OUR TRACTION

Product development, positive growth, and key media partners

Our traction is marked by our product development, revenue growth as well as our key partnerships. Sales of our four products, the Pro, Pro 3, and e2, along with key partnership deals with telecommunications and streaming services have driven our revenue to $3.6 million LTD, exhibiting 218% revenue growth with $3 million rolling. In November 2020, we brought our newest product, the e2 to launch.

Revenue
$3.6M
LTD

Exhibiting
218%
revenue growth

With
$3M
rolling

One of our key partners is Comcast, where we offer Xfinity streaming in our e2, and e2+ glasses. Our products are patented, with technology that helps thousands of people see again. We launched the very first pair of AR smart glasses that tether to your smartphone or tablet in the U.S.

Key Partner
COMCAST

xfinity
Xfinity streaming in e2, e2+ glasses

Additional Valued Partners

UnitedHealthcare, blitz, EPSON, Pico, CLEANBOX, VR Immersive Education (Learn Through Experience), AT&T

Our product, the Pro 3 garnered significant Interest from Fortune 500 companies. We have 20+ approved pilot studies with another 10-pending approval from organizations such as Nestle, the U.S. Department of Veteran Affairs, Porsche, UPS, Audi and more. We're soon launching a consumer version of the Pro 3 that will plug into a smart phone.

Beyond the hardware, we launched a Telemedicine Software Program in 2020. In January 2020, we also partnered with United Health Care and AT&T to offer 100% reimbursement. We have also launched two low-cost financing programs in the past 12 months.

We partnered with
UnitedHealthcare AT&T
to offer

100%
reimbursement

NuEyes is trusted by our partners and by our funders, as we already raised $1.8M, $800k friends and family, $1M from notable angel investors and VCs.

$1.8M
raised

800K
friends & family

$1M
Angels & Mini-Vcs

THE MARKET

Diverse potential in VR & AR for accessibility

The VR & AR market continues to grow as more organizations and companies invest in these industries. The opportunities for virtual reality are also disrupting the medical industry. With over 280 million people in the world with severe visual impairment, expected to grow over 72% in the next 10 years, market opportunity and customer demand are rampant (source).


7.2M
visually impaired adults in the U.S.


global visual impairment is expected to grow over
72%
in the next 10 yrs

In the U.S. alone, there are 7.2 million visually impaired adults in 2016 (source). By 2025, AR/VR applications will grow to a market value of $161.1 billion (source). Such a growing market, as well as a need for accessible technology, indicates strong expansion potential for NuEyes.


By 2025, AR/VR applications will grow to a market value of
$161.1B

WHAT WE DO

Augmented and virtual reality for visual health and connection

At NuEyes we develop smart glasses solutions in conjunction with our multiyear exclusive manufacturing relationships to address low vision and medical, remote assistance, government/DOD, as well as enterprise needs.

Wearable technology is the future, and NuEyes Smartglasses bring the future to you in a small, compact yet powerful head-worn device. The core features of our Pro 3 products include 4K displays, 52-degree field of view, 20mp camera in a light 88g form factor as well as dual 6DOF cameras to render SLAM, hand gesture controls, object and plane recognition.

We are lighter, faster, less expensive, and more flexible with a broader range of features than any other solution on the market. AND we can prove it!


A BIG idea in a small pair of glasses

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We currently have four product offerings, the Pro, Pro 3, e2, and the e2+. We also offer a telemedicine feature - NuCall. Here's a breakdown of our products:

NuEyes Pro

Field Of View — 30°
Camera — 4MP
Display — 720P
Weight — 125G



A removable, visual prosthetic that helps the visually impaired see again while keeping their hands free. This product helps with several conditions including Macular Degeneration, Diabetic Retinopathy, and Ocular Albinism.



NuEyes Pro 3

Field Of View — 52°
Camera — 20MP/ 6DOF
Display — 1080P
Weight — 88G

A removable visual prosthetic that helps the visually impaired see through a 1080P magnified display, that can be controlled with a smartphone or tablet. Our NuEyes Pro technology is voice-controlled for greater accessibility.

- **Tethered to Controller or Smartphone/Tablet**
- **Object, Gesture, Plane, Motion, Speech Recognition and SLAM**

e2

Field Of View — 101°
Camera — 8MP
Display — 3K
Weight — 268G



The NuEyes e2 was designed to be a device that not only helps the visually impaired but is extremely easy to use with just three buttons. Button one lets you select from a variable magnification depending if you want to read, watch TV, or look at a loved one's face. The second button allows you to choose from three different contrast settings. The third and final button is for OCR/text to speech.

- **First-ever AR/VR Device**
- **Stream Content, Telemedicine, VR Training**



e2+

Field Of View — 101°
Camera — 16MP
Display — 4K
Weight — 268G

Similar to the e2, the NuEyes e2+ is a device that not only helps the visually impaired but is extremely easy to use. The only thing you need to do is press the power button and put the device on your head. No phone or extra accessories are required.

- **First-ever AR/VR Device**
- **Stream Content, Telemedicine, VR Training**

NuCall



NuCall uses the most secure voice and video calling technology that does not require the doctor or patient to download any software, meaning no data remains on the device.

THE BUSINESS MODEL

Signed partnerships and direct to client sales

We have signed partnership deals with many of the leading brands in our space, creating an omni-channel distribution model. With 100's of resellers including state and federal agencies, NuEyes is poised to become one of the leaders in the augmented reality smart glasses space in 2021 and beyond!

For greater accessibility, our products are also available direct-to-consumer, with low financing options. Between partnerships and direct client sales, we have garnered $3.6 million in revenue to date.



HOW WE ARE DIFFERENT

A lighter, wider view - pioneering the AR and VR market

NuEyes leads the AR and VR industry through a wide range of features and more affordable pricing.

In our technology, our products are 80% lighter than the HoloLens 2. Our high-definition displays outperform competitor quality, as our products are paired with 1080p displays and a 20-megapixel camera. We also provided the widest field of view for true-to-life vision solutions.

80% lighter than the HoloLens 2

1080p displays

20 megapixel camera

Our team, with over 30 years of domain experience, has successfully developed and launched products that have produced over hundreds of millions in revenue. Our advisors have experience in finance, corporate development, domestic and international business development, medical, government, and have successfully built and exited brands through M&A and IPO.


PRO 3

The timing for NuEyes has never been better for expansion and convergence as we trek through a growing need for advanced visual technology, as well as a growing AR and VR market.

Competition

$$$


eSight
Microsoft
ORCAM
magic leap
NuEyes
nreal
- Features & Function
+ Features & Function
$

THE VISION

A leader in augmented reality for healthcare

We continue to grow by offering the latest technology that helps people live healthier, happier lives. Augmented Reality is here to stay, and it is only growing. NuEyes aims to continue dominating sales channels for AR/VR-supported health care. We are already a market leader in the healthcare industry and have generated growing revenue through our product offerings.



NuEyes' significant position in Augmented Reality for healthcare and patent protected AR/VR operating software has created organic demand for growth into other verticals.

Where We Are Going

Our leading position in Augmented Reality for healthcare & patent protected AR/VR operating software has created organic demand for growth into other verticals

NuEyes	NuLoupes	NuCall/VR Training	NuSight	NuTech

OUR LEADERSHIP

Experts with proven success in technology, healthcare, and business development

Our founding team and advisors are industry experts that expand from expertise in technology, healthcare/clinic settings, financing, and business development. The combined knowledge with years of experience and contacts in the above spaces makes us poised to grow and scale quickly while maintaining our lead in the marketplace.

Our founder and CEO Mark Greget is a U.S. Navy veteran and an accomplished medical technology entrepreneur. Mark is the founder of Los Angeles Low Vision which was recognized as a leader in the medical industry and became the number two distribution company in the country responsible for millions in revenue. He has just launched the new e2+ and is launching 2 new products in December including a revolutionary SaaS Surgical suite in early 2021.



Mark Greget
CEO

Regina Chatman is responsible for high year over year growth, millions of dollars in revenue, and reseller productivity increasing in excess of 400%. Prior to NuEyes, held senior leadership role at assistive technology manufacturer. Achieved high sales growth rates and lead a team directly responsible for 20M+ in annual sales. Assistive technology industry for 11+ years; customer care, distribution communications and support. She studied business administration at Cal State University Long Beach.

Regina Chatman
SVP Sales/Marketing



Trevor Backlin brings over fifteen years of extensive consulting and business development experience with AR hardware and software applications. Helped position enterprises to accomplish successful AR use cases, KPI's and ultimately large scale deployments. Trevor's expertise lies heavy in manufacturing, field services, pharma/life sciences, automotive, oil & gas, retail, telecom, AEC, and healthcare.



Trevor Backlin
Executive VP

WHY INVEST

Invest in our mission to enhance vision where it matters most!!

We are passionate and determined to help solve key issues in people's lives - particularly those with visual impairment. NuEyes provides smart glass solutions for those seeking to improve eyesight through advanced technology. We are making these key innovations accessible, through our partnerships and affordable plans.

Augmented Reality (AR) is here to stay, and it is only growing. We are already a market leader in healthcare, revenue generating, have product market fit, and a clear path to outsized growth.


NuEyes
Creating inclusive experiences
through technology













Meet Our Team



Mark Greget

Founder and CEO

Mark Greget is a U.S. Navy veteran and an accomplished medical technology entrepreneur. Founder of Los Angeles Low Vision which was recognized as a leader in the medical industry and became the number two distribution company in the country responsible for millions in revenue. Mark has a track record of successfully launching innovative products., Poised to launch 3 new products in 2020 including a revolutionary SaaS Surgical suite. Authored patent holding significant value and long-term market exclusivity.



Regina Chatman

SVP Sales/Marketing

Regina Chatman is responsible for high year over year growth, millions of dollars in revenue, and reseller productivity increasing in excess of 400%. Prior to NuEyes, held senior leadership role at assistive technology manufacturer. Achieved high sales growth rates and lead a team directly responsible for 20M+ in annual sales. Assistive technology industry for 11+ years; customer care, distribution communications and support. She studied business administration at Cal State University Long Beach.



Trevor Backlin

Executive VP

Trevor brings over fifteen years of extensive consulting and business development experience with AR hardware and software applications. Helped position enterprises to accomplish successful AR use cases, KPI's and ultimately large scale deployments. Trevor's expertise lies heavy in manufacturing, field services, pharma/life sciences, automotive, oil & gas, retail, telecom, AEC, and healthcare.



Bennett Root

Corporate Counsel

Attorney Bennett Root brings three decades of experience representing privately owned businesses. His experience goes far beyond the ordinary and is particularly geared towards serving entrepreneurs and startups. He has a B.A. Economics, University of Michigan, 1966 (Honors) and a J.D., Harvard Law School, 1969 (cum laude).



Randy Jaeger

Engineering

Randy has more than 15 years of project management experience, strong technical background that includes detailed hardware, software, and systems design. Principal inventor on three U.S.Patents. Worked for Boeing, The Walt Disney Company, General Electric, and United Technologies. Randy has extensive experience in Earned Value Management, GE's Six Sigma process as well as United Technologies' ACE process where he brought more than 400 new products to market in only 18 months.

Offering Summary

Company	NuEyes Technologies, Inc.
Corporate Address	120 Newport Center Drive #232, Newport Beach, CA 92660
Offering Minimum	$9,976.00
Offering Maximum	$1,069,926.00
Minimum Investment Amount (per investor)	$258.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 232

Maximum Number of Shares Offered : 24,882

Price per Share : $43.00

Pre-Money Valuation : $25,002,479.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume Based Perks

$1,000+

Investment

NuEyes T-shirt and Mug

$2,000+

Investment

NuEyes T-shirt and Mug, 20% discount on all products.

$5,000+

Investment

NuEyes T-shirt and Mug , 5% bonus shares, complimentary Pro 3 or e2+

$10,000+

Investment

NuEyes T-shirt and Mug ,10% bonus shares,complimentary Pro 3 or e2+, phone call with CEO to discuss future products. "You can change the world with us"!

$25,000+

Investment

NuEyes T-shirt and Mug , 20% bonus shares, your choice of (2) Pro 3's or e2+s. Tour of NuEyes Offices and lunch with the CEO and Founder.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NuEyes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A common stock at $ 43 / share, you will receive 110 shares of common stock, meaning you'll own 11 shares for $430. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Trevor Backlin (NuEyes Executive VP) joins panel to give talk on "The Future of Augmented Reality and AI"

10 days ago

We have some exciting news coming up next week! Please join our Executive VP Trevor Backlin for his panel discussion on The Future of Augmented Reality and AI. To register for this online event please click on the link below.

https://www.thevrara.com/events/2021/3/30/register-for-our-online-event-the-future-of-augmented-reality-and-ai-with-ibm-nueyestech-avatarpartners-vrara-orangecounty

Testing on the Pro 3 G has Begun!

21 days ago

Using AR for gaming is right around the corner! Have you ever thought what the smart glasses would look like? We have, and are excited to be testing out our new Pro 3 G. In the coming months we will be announcing our low-cost solution for gamers with some exciting partnerships attached to them.







Step by Step Instructions in 4K with the Pro 3 AR Smart Glasses

26 days ago

Simple step by step instructions using images and text on the Pro 3 AR smart glasses.


NuEyes Tech Pro3 - Step-by-Step Example
Watch later
Share
Watch on YouTube

Updated Pro 3 User Experience with Voice Commands

28 days ago

We are excited to show off our updated Pro 3 UI on the Samsung Galaxy s20. Simply plug in your Pro 3 AR smart glasses to your phone or tablet and enjoy a handsfree experience!


NuEye Pro3 Voice Navigation Demo
Watch later
Share
Watch on YouTube

xfinity stream gets a BIG update on the e2 and e2+

about 2 months ago

We are happy to announce that xfinity stream has been updated on the e2 and e2+. The update includes improved video quality, faster response time on the stream guide, as well as reduced buffer time.


xfinity
xfinity stream

Pro 3 Packaging Arrives!

about 2 months ago

Our Pro 3 sample packaging arrived today! Another step in the right direction for our upcoming launch!!


PRO 3
Empowering Your Vison


PRO 3
NuEyes


PRO 3



January 2020 to January 2021 YTD Sales up over 168%!!

about 2 months ago

Congratulations to the NuEyes team for starting the year off with a huge month in sales. Traditionally January is a slow time of the year for assistive technology sales. This year the team worked hard to achieve over **168%** growth in sales!


Congratulations
NuEyes Team!

NuEyes Partners with Cherish Life to Further Support People with Visual Impairments

about 2 months ago

We are excited to announce our new partnership with Cherish Life, a "501 (c)(3)" nonprofit organization that supports individuals with visual impairments. Cherish Life's mission is to support people with visual impairments and provide the necessary knowledge, devices, and aids to assist them in instrumental activities of daily living, education, and employment. By facilitating access to the best assistive tools and technology, recipients can reach their highest levels of independence and potential. Cherish Life also strives to improve the attitudes and views of and toward people with visual impairments.

Juhi Narula founded Cherish Life with one purpose in mind – to assist visually impaired/blind individuals in increasing their independence and quality of life. At age six, Juhi was diagnosed with cone-rod dystrophy, a progressive disorder of the retina causing impaired color vision, blind spots, and decreased visual acuity. As a junior in high school, Juhi recognized the assistive technology she relied heavily on was very costly and, therefore, inaccessible to most people. This organization is based out of MD, but they offer assistance nationwide.

https://cherishlifemd.org/


A Site for Sure Eyes
Raising funds. Raising Awareness. Raising quality of life.

Dr. Andrew Fanous Joins NuEyes Board of Advisors

2 months ago

Please join us in welcoming Dr. Andrew Fanous to the NuEyes Board of Advisors. With his clinical expertise he will be joining our ever-growing team of medical professionals influencing and advising on the Pro 3 for surgical visualization as well as the upcoming NuLoupes product. We are confident that the NuLoupes will be the next revolutionary AR Smart Glass product to replace surgical and dental loupes.

Dr. Fanous's Bio

Dr. Andrew Fanous, MD FAANS, is a board-certified neurosurgeon and the section chief of neurological surgery at INOVA. He received his undergraduate degree from Middlebury College, and received his medical degree from the Robert Larner College of Medicine at the University of Vermont. He received his training in neurological surgery at the State University of New York at Buffalo. He is fellowship-trained in minimally invasive and complex spine surgery from the University of Miami. Dr. Fanous specializes in surgery for brain & spinal conditions and has a particular interest in minimally invasive spine surgery, complex spine surgery and deformity, spinal tumors and spinal cord injuries. He speaks multiple languages, including Arabic, French, German, Italian, and Spanish.



Regina Chatman Promoted to President of Operations

2 months ago

We are happy to announce that Regina Chatman has been promoted to **President of Operations.** In her previous role as head of sales and marketing she was directly responsible for consistent year over year growth, millions of dollars in revenue, and reseller productivity increases in excess of 400%. Regina has been an integral part of NuEyes and its success from the inception and as we expand our product lines and revenue streams as well as internal and external staff in 2021 and beyond, she will be taking on more of a managerial role. Please join us in congratulating Regina on her new and exciting role!



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Patrick S. 10 days ago
Yeah Vuzix seems like such a great investment (sarcasm laid on thick) , $11.5M in sales in 2020 with a mere $1.9M in gross profit and a net loss of $17M, and not to mention an extremely high cost of goods at $9.6M in 2020 and over $7M in R&D alone. Seems like a steal of deal :) See full 2020 Financial Report here:
https://ir.vuzix.com/news-events/press-releases/detail/1875/vuzix-reports-record-4q-and-full-year-smart-glasses-revenues

Marcus B. 10 days ago
Tom F. exactly 43.00 per share is not good value for investors especially when Vuzix has 100x revenue, more/ better products & lower share value & no competition from other vision impaired software companies & has been publicly audited. Imagine auditing this company. their product is just a more expensive version of nreal and also looks exactly like this knockoff chinese product https://www.pacificfuture.co/portal/index/amglass.html . Would urge invstors who are deciding to invest to compare this companies financials vs Vuzix #vuziiii

tom f. 4 INVESTMENTS 14 days ago
$43.00 per share?...Good luck

Yecheskel F. 7 INVESTMENTS 2 months ago
How are we investors going to benefits? are you planning to raise more money and will we be able to sell our shares? or Do see an IPO in the near future?

> **Mark Greget** - NuEyes 2 months ago
> We are looking to either have an exit or IPO in 24-36 months. If we hit our revenue goal for this year then a stock buyback could be something we would look at, at the end of the year.

Yecheskel F. 7 INVESTMENTS 2 months ago
are you proud profitable? what is your earnings for the past 4 quarters (2020)? if not when you expect to become adjusted EBITDA? one more thing how many rounds of funding did you do already?

> **Mark Greget** - NuEyes 2 months ago
> We will be profitable this year. The CPA's are currently working on 2020 returns and should have those numbers shortly. We have done a family and friends round and an early seed round. Investment to date is less than 2M.

Yecheskel F. 7 INVESTMENTS 2 months ago
hi I'm interested to invest, but I just looked over the recent filings and I see that the revenue went down the Most Recent Fiscal Year-end.is there a specific reason to it? also do you have any competition are you the only one in this industry/with this tech?

> **Mark Greget** - NuEyes 2 months ago
> Hi Chesky,

Thank you for visiting our crowdfunding site. You are correct, we did see a slight dip in revenue from 2018 to 2019 due to switching manufacturing partners. The good news is in 2018 our profit margin was around 50% and while it took a few moths longer to launch a new product we made up for it in 2019 with a profit margin of over 62%. In regards to competition, we do have a few in the visually impaired space as well as a few in the enterprise space. For the visually impaired space we are the only head worn company that offers multiple solutions, telemedicine, low-cost financing programs, insurance reimbursement, 50+ resellers, state and federal reimbursement, and have received our first Medicare approval. For the enterprise space we offer one of the lowest costing devices as well as the most ergonomic solution that tethers to your smart devices including android based cellphones.

Brad H. 3 months ago

Hi Mark, so sorry you have to deal with trolls from other companies. I wish I had the last 15 minutes back, but I did what Jack and Chris (same person?) suggested and while your technology shares some specs with that Chinese company, the glasses themselves are quite different - obviously so! Your product has an entirely different and more extensive control panel for example, and many of the specs are different (most of yours are better but a handful are "worse", and I only point that out because for the trolls to be right you'd have had to tell the Chinese company to please downgrade those specs before sending you the hardware). Of course some things like camera placement are similar since there is an optimal place for the camera to be placed and field of vision is the same because that is what those cameras do (no one expects that you invested and manufactured every component from scratch). Finally, so much of what they/he said shows an incredible lack of business sophistication - for example, that the cost of a share has anything to do with the company's value. Share price alone isn't a measure of anything - it's share price x number of shares that matters. You could have come in with a share price of $1 if you wanted to and had the same valuation. (Microsoft shares sell for 1/8 the price of Google despite Microsoft being 50% larger.) Best of luck. I hope people who read those other comments do their own research.

John T. 1 INVESTMENT INVESTED 3 months ago

I'm an investor. I believe in the vision and goals of NuEyes. I'm beyond excited for what NuEyes has to share with the world in the future.

Fraser B. 3 months ago

Great news with the Unity Partnership today. Excited to see the focus to provide your customers with a full solution. Enterprises will only benefit from having one place to go for hardware, software, and creation platforms. Eliminating the distraction of multiple vendors will help them focus on the use cases and realize the benefits of XR sooner.

Jack g. 3 months ago

Your $43 a share is a lot higher than Vuzix $9 / share- yet Vuzix has more products, more revenue , more patents and a bigger customer base than you. What's the reason you view yourselves as nearly 7 times as valuable? from financial perspective doesn't make much sense right

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Jack g. 3 months ago

Hi Mark not sure why you are being so vitriolic. There is absolutely nothing wrong with plastering your logo onto an off the shelf glasses- many companies do this. But it's just about being truthful to the public . Investors aren't stupid and if you are asking them to give up their hard earned money should at least be truthful. Anyone who puts your glssses next to pacific future am glasses Can clearly see the best ventilation, camera placement etc is exactly 100% the same. Why not just say you are using another glasses cause of lower chinese pricing ? Nothing wrong with that. Companies like iris vision eyedaptic etc are doing tjat and raising way more - investors shouldn't be lied too to raise money. I mean seriously put your glasses next to pacific future am glass and seriously look someone in the eye and say they are not the same. Nreal, mad gaze , Lenovo are all distinctly different in their engineering. imagine if investor press realized how your team is lying to the public ...investor deserve to know all the info in order to invest

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Allyn V. 3 months ago

Hi Mark,

I am a seasoned tech investor and new to Start Engine. I've looked through quite a few deals on this platform and find what you are doing interesting. I like that you are helping people with their vision and are expanding into other revenue streams. I also did some research on your technology patents, and they look great! I will be investing and will send this to my network as well.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Creating Inclusive Experiences Through Technology

I felt like I had to go blind to be able to see. Now that I'm blind, I listen to people. I was in the Army for 18 1/2 years. I think it's an honor to serve this country. I started losing my vision almost three years ago due to the problems I suffered in the Gulf War. Right now, I have very low vision. The thing I miss most is being able to see family.

I don't quit. I had to learn how to even be blind. I went to the [inaudible 00:00:46] Rehab Center, and I met my wife there. She's another veteran, and she's been blind for over 15 years. She teaches me something new every day.

I just love being around him. We really do enjoy our quality time.

We love to watch television together. When I first started going blind, I couldn't really make out anything on TV, and I was thinking, "This is how I'm going to have to watch TV for the rest of my life."

Accessibility.

And then Claudia introduced me to Comcast. Movies with video description.

Video description on.

A massive dinosaur foot stomps down into the mud.

My name is Frank. I'm here from Comcast. Nice to meet you. We would like to bring you some new technology that will enhance your vision. Do you happen to see anything right now?

Wow.

You can see me?

That... I... Yes, I can see, I can see your face. That is unbelievable. Oh, you're beautiful.

And then it's also going to enhance your video experience.

What do you see?

Well, he's facing off with the raptor. That's my granddaughter. I never thought I'd see her face again. Just being able to see her, that means a lot. Technology really plays a big part in all of our lives. That's amazing. And it helps us to be a whole lot more independent. Oh my God, I don't even know if I can put it into words. That is one of the best gifts I've ever received.

Health Alert_ Are digital devices harming our eyes

In today's health alert, some eye-opening Wearable headgear. It's a pair of smart glasses, for the visually impaired. It brings the outside world, into clear view. Here's Andrea Roan.

No touching, eyes only.

What is that, a camera?

That's a pretty big one, right?

[inaudible 00:00:19] It's a big one.

How expensive is it?

Very expensive.

This is Felix Regis. Like a lot of 9-year-olds, he's funny, inquisitive and totally fascinated by technology, like photographer Mike Fir's camera gear. But unlike most youngsters, if Felix wants to get a really good look at the camera or even the faces of his parents and siblings, he has to get very close. Felix is legally blind. The result of an extremely rare genetic condition.

It's called Hermansky-Pudlak syndrome. It affects your, skin pigmentation. So he has albinism and it affects, vision. So he has very low vision, around the range of 2,350, 2,400.

[inaudible 00:01:03]

Everything Felix saw was fuzzy. He could see blobs of color, but couldn't make out facial expressions or see objects across a room, until just a few weeks ago. That was the first time he put on a pair of new eye, low vision smart glasses. They're wireless, with a built-in computer and can magnify images up to twelve times.

For someone who, needs additional magnification, doesn't have 20/20 vision, these glasses allow him to get closer to an object without having to relocate.

Here's how Felix is able to see. A tiny HD camera on the front of the smart glasses, acts as, a new eye. The live images it captures are projected onto the video screens on the inside, of the glasses. Manually, or with a tiny bluetooth remote control, Felix can adjust the image size, change the contrast, brightness color, use voice commands and activate a text to speech function, bringing the outside world, closer to him. Wherever he is.

That's great screen tv.

He's feeling more connected and he's also learning at a faster rate.

Why don't you put on the new eyes so that you can look at the camera better?

A life-changing moment for a child whose life was anything but normal at the beginning.

That's the camera lens.

That's it.

Felix, who is also autistic, was abandoned just 5 days after birth in his native China. The Regis family adopted him from the orphanage there, when he was fifteen months old. For this mom, who's been looking, at Felix since that first meeting, the realization, that her son can now look back and see her. Well of that. She says.

It's really pretty cool.

Frog came into the house-

Andrea Roan WUSA9.

... Toad said frog-

He's got a whole new life. New eyes, is priced at just under $6,000. It is not covered by insurance, but it wasn't expense the Regis family did not have to pay. They applied for and were awarded those glasses by the Council of Citizens With Low Vision International. Good luck.

So.

VR Headset Gives Legally Blind CNC Machine Shop Employee 2020 Vision

There is a wealth of equipment available to machine shops to enable them to make their employees jobs easier. I've got a pretty extreme example here today at Hastreiter Industries in Marshfield, Wisconsin. What we have here is technology that enables Tia Bertz, a legally blind young lady who works in the QC department here, to go from legally blind to perfect 2020 vision.

My name is Tia Bertz and I am a quality control technician at Hastreiter Industries. I was born in South Korea and adopted at 17 months, and my family lives here in Marshfield, Wisconsin. I was diagnosed with optic nerve hypoplasia. With optic nerve hyperplasia, the vision condition involves the optic nerves being too short in under development. So it's kind of like this, you have a server and client on a network, the server is great and the client computers are great, but when the guys were doing the wiring, they skimped and didn't wire it correctly. So even though the two ends of the system are great, communication is horrible because the connecting device is bad.

Yeah. So we found out about Tia really through a personal connection. We knew her from church for years. So when she was going to school down in Janesville, in high school, she got interested in 3D printing, she ended up getting her own 3D printer. She was making CAD models in Tinkercad at the time, because it was a free CAD software, printing out parts. So she was getting this interest in manufacturing. And so what we did was say, "Hey, come see our shop, come see manufacturing in action." So when we brought her on as an intern, we had to walk through, what is it that you can see? What is it in the environment?

I can't put on glasses and just see what she can see. There's a cord going across the floor, well, we just walk over it, we see it in our peripheral, in 2020. So really it was just having a conversation and walking through what a position would look like on a daily basis. And what are the hindrances that could get in the way of doing that work, whether it's safety related or efficiency related, and then just taking proactive steps to either remove those obstacles or get that accessibility technology so that she could do the position.

When I started interning here, they had me do stuff like draw models up in SolidWorks and draw prints up in SolidWorks as well for the machinist.

Being a machine shop, there wasn't enough work to just do CAD modeling, where we're at right now. And so she expressed interest in the metrology and inspection side of things. And so then we were able to kind of roadmap saying, "Okay, if we did bring her on full time, we just needed to figure out what would be the spread of responsibilities for her." And so that was not just the CAD modeling and making 2D prints, but also doing the inspection, learning the CMM.

Right now, I work mainly in the quality control department. I do inspection with hand tools and a vision system and our CMM. I also still draw up CAD models and prints, and I work with our information technology systems as well. During my internship, the guys kept talking about going to IMTS, the International Manufacturing Technology Shell. Kylan was talking to me about some exhibitors there. Out of the blue, he asks me if I've ever tried virtual reality.

In one of the booths, they had essentially a digital twin, where they're able to put on VR goggles and actually see the factory. And you could use the VR setup to actually like do assembly within it. So Tia has to get about two inches from a computer screen to be able to see it, and what was interesting is when she put the VR goggles on... Well what are the VR goggles? It's two inches from your face to be able to see a real environment.

I fumble around for a little bit, and I ended up bumping into a real-world table at one point, but other than that, I did really well and the person at the booth was amazed.

The thought occurred to me, "Well, if she can see in VR goggles, in a VR environment in a way that she can't see in the physical world, what if there were VR goggles that have a camera on it? And instead of feeding in virtual environment, it would feed in the real world.

So New Eyes is an accessibility company based out of California. And what they've done is they've taken a preexisting virtual reality headset on the market, and developed specific software to help BVI people. And how it works is the virtual reality headsets already has a camera on it, and they have the software that uses the camera, so you can zoom in on things and change for contrast and even use optical character recognition. When I tried the goggles out for a demo the first time, I was blown away and I could see things that I didn't even notice before, and I was able to read signs at the other side of a room. It was pretty amazing. I use the goggles almost every day, mainly if I'm trying to read a thread mic, or if I'm trying to look at a print that has really small dimensions on it.

So some of the big accessibilities technology for Tia, were the VR goggles, digital mics, calipers, etc. Because, she can't see an analog measuring tool, but with a digital, she can actually get it close enough to be able to see a digital readout. One of the other big things was just getting touch screens. When we're sitting at a screen this far away, we can see where the mouse is, right? Well, you have to be this close to see the screen, or where's the mouse? It's so observing, she'd be trying to wheel around and find the mouse. And so those are just little things that you don't think of until you actually observe and communicate with the individual.

Right now, I mainly work with hand tools and the vision system to inspect parts. I'm working on the CMM, and eventually I'm planning on moving to second shift to run all the quality department and become the metrology person for our second shift machinists. As of current, there is no standard for accessibility in machine shops. You kind of have to outsource it and go trial and error. Eventually, I want to create a standard, much like [inaudible 00:07:06] or AS9100, but it's tailored toward accessibility. So how it will work is there's a standardization for accessibility for different types of disabilities. I'm mainly working on the BVI standard, and that will ensure that someone who wants to work at a machine shop who's visually impaired can work there with confidence, if they find out said shop is certified with this new standard. Some advice I would offer the manufacturers hiring visually impaired employees, I would say, get to know your employee, get to know what they can and can't see, ask questions and get information, research different technologies that could help them, and work with them to see their capabilities.

Manufacturing really is all about what you can do and achieve, right? Because you have to make a product. There isn't a whole lot of conceptualness to that, either you can make a product or you can't, either you can inspect the product or can't. And really, it just comes down to the fact that she's able to do it and she loves doing it. And when all of us as individuals are contributing to the success of the company, to the success of each other as team members, that's just what creates a really awesome environment.

So there you have it, clearly Hastreiter Industries has invested in their equipment. They've invested in a brand new facility, but they're also investing in their employees. And so while this is an extreme case, there are many other ways to invest in your employees, that way investing in your company and getting the ROI you need on both equipment and your people.

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